From the Desk of Scott Mathis Direct: 212.739.7650 Fax: 212.655.0140 smathis@algodongroup.com

September 27, 2019

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted June 26, 2019
CIK 0001559998

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (“GGH”) received your correspondence dated September 19, 2019 regarding comments on GGH’s Form S-1 as submitted to the SEC on August 30, 2019 (the “S-1”). This letter responds to your comments listed in your August 30, 2019 letter. We have repeated your comments in italics and then provided our response below each comment.

Registration Statement on Form S-1 filed August 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments and Trends, page 31

Comment No. 1 We note your response to comment 5 and your revised disclosure, including your statement that, by 2021/2022, you expect that your revenues from the Gaucho line will represent a vast majority of your income, surpassing our wine and real estate sales. Please balance your disclosure to provide that, for the reporting period, you have not recognized any revenues from the Gaucho line of business and may not recognize any revenues in the future.

Response: We have amended the S-1 and disclosed on pages 20, 31 and 46 that for the period through June 30, 2019, the Company has not recognized any revenues from the Gaucho line of business and may not recognize any revenues in the future.

Comment No. 2 You state on page 32 that the quantitative and qualitative business and industry data used in the section “is based on market research conducted on GGH’s behalf...” Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Alternatively, please revise your disclosure, where applicable, to more clearly attribute the relevant disclosure to the registrant.

gaucho group holdings, Inc. group (otcqb:vino)

135 Fifth Avenue, Floor 10, New York, NY 10010

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com

United States Securities and Exchange Commission

September 27, 2019

Response: We have amended the S-1 and disclosed on page 31 that the Company commissioned third-party research in connection with this offering and disclosed the expert. We have also filed the third-party’s consent as Exhibit 23.2 to the S-1.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis

President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.